UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form 3	INITIAL STATEMENT OF BENIFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Date of Event Required Statement (Month/Day/year)	4. Issuer Name and Ticker or Trading Symbol
Thomas J. Craft, Jr.	11/22/2002	American International Industries, Inc.
301 Clematis Street, Suite 3000	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year) N/A
X Director ____ Owner
_ Officer ___ Other
(give title below (specify below)
West Palm Beach, FL 33401		Director	7. Individual or Joint/Group Filing (Check Applicable)
X Form filed by One
__ Form filed by More than One Reporting person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Beneficial Ownership
Common Stock	5,000	D	N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, and convertible securities)
1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

By /s/ Thomas J. Craft, Jr., March 19, 2003
** Signature of reporting Person Date